PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES ACQUIRES

BROOKFIELD PLACE CALGARY EAST TOWER DEVELOPMENT

TORONTO, October 14, 2014 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has acquired the east tower of the Brookfield Place Calgary development in downtown Calgary. BOX purchased the property, upon which a 56-storey, 1.4 million-square-foot premier office tower is currently under construction, from parent company Brookfield Property Partners L.P. (TSX: BPY.UN, NYSE: BPY) based on a value of C$1.025 billion at stabilization (C$966 million net of an imputed return on BOX’s equity investment). BPY is selling the asset to BOX on an “as-if-completed-and-stabilized basis” and will retain development obligations including construction, lease-up and financing.

At closing, through available liquidity, BOX will pay to BPY C$235 million, representing the amount invested and value created to date in the project. BOX will commit to fund an additional C$92 million of equity and an additional C$575 million funded from a first mortgage construction loan. Additionally, BOX will make a final payment to BPY of C$64 million on stabilization for an aggregate total investment of C$966 million.

Brookfield Place Calgary is a full-block development site in the heart of downtown, bounded by 1st and 2nd Streets SW and 6th and 7th Avenues SW. The east tower, which upon completion will be western Canada’s tallest building, is 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017. BOX will earn net operating income of C$56 million from substantial completion of the project.

“Brookfield Place Calgary represents the city’s most desirable site for new development and we are proud to be a part of it,” said Jan Sucharda, president and chief executive officer of Brookfield Canada Office Properties. “This strategic acquisition enhances BOX’s growth strategy as we continue to seek opportunities to boost unitholder value.”

The east tower forms part of the full-block development, which includes plans for an additional office tower totaling approximately one million square feet, a 60-foot-high transparent glass pavilion, restaurants, retail shops and amenities at street level, and underground parking accommodating 1,100 parking stalls. A half-acre lit public plaza will traverse the site and will feature restaurants and cafés, public art displays, cultural activities and programmed activity provided by Brookfield’s award-winning Arts & Events program.

The development will be constructed to a high standard of sustainability and is expected to achieve the LEED Gold standard for Core & Shell development. Commuters will have direct access to the plus-15 skywalk system and the Calgary LRT on 7th Ave. The property will house an innovative bicycle parking facility accessible by dedicated bike ramps separate from vehicular traffic and electric car plug-in recharge stations.

BOX’s board of trustees established an independent committee to assess the transaction and the committee unanimously recommended the board of trustees’ approval. The committee retained MPA Morrison Park Advisors Inc. as its financial advisor.

Further details of this transaction are included in a supplemental information package that is available on BOX’s website: www.brookfieldcanadareit.com.

# # #

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, as well as a 980,000-square-foot office tower currently under development in Toronto. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matt Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com